________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                dated May 3, 2005


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as Exhibit 1 to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the twelve month period ended December 31, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    May 2, 2005

                                        WORLD GAMING PLC



                                        By:    /s/ David James Naismith
                                               ------------------------
                                        Name:  David James Naismith
                                        Title: CFO

                                  EXHIBIT INDEX


 Exhibit       Description of Exhibit
 -------       ----------------------

    1 Unaudited consolidated financial statements at and for the twelve month period ended December 31, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations

                                                                       EXHIBIT 1

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of Interactive Systems Inc. such as development support.

The following tables set out selected consolidated information from the statements of operations for the three months ended December 31, 2004 and December 31, 2003, the twelve months ended December 31, 2004 and December 31, 2003 and the balance sheets as at December 31, 2004 and at December 31, 2003:


                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                                               For the twelve months ended
                                         December 31, 2004     December 31, 2003
                                         -----------------     -----------------

Net Sales ...............................    $ 16,288              $ 17,698
Gross Profit ............................      14,417                15,548
Expenses including interest .............       9,234                13,421
Net Income/(Loss) .......................      17,370                 2,958


                       SELECTED BALANCE SHEET INFORMATION

                                         December 31, 2004     December 31, 2003
                                         -----------------     -----------------

Working Capital .........................    $ 14,866              $   (126)
Total Assets ............................      23,379                12,591
Total loans and capital lease obligations           -                 2,944
Accumulated Deficit .....................      (6,354)              (23,723)
Total Shareholders' Equity ..............      16,028                   828

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Total revenues for the year ended December 31, 2004 decreased by 8.0% or $1,410 to $16,288 compared to $17,698 for the same period last year. Net income from operations for the year ended December 31, 2004 was $5,183 or $0.16 per participating ordinary share compared to net income of $2,127 or $0.05 per participating ordinary share last year. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective October 1, 2004 described in "Recent Developments" below.

Net income for the year ended December 31, 2004 increased by 487.2% or $14,412 to $17,370 compared to $2,958 for the same period last year. The significant increase in net income from the prior year relates to an extraordinary gain on disposal of assets attributable to the Sportingbet transaction of $12,187 (2003:
$Nil) described below.

Royalty revenue from software licensing decreased 4.0% or $629 to $15,227 for the year ended December 31, 2004 compared to $15,856 for the same period last year. The decrease is as a result of the transaction with Sportingbet where, effective October 1, 2004, the Company no longer receives royalty revenues from this customer. For comparative purposes, revenue from continuing licensees excluding Sportingbet grew 41% to $5,574 for the year ended December 31, 2004 when compared to the prior year. The growth in revenue from these licensees has continued through the first quarter of 2005.

In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to a third party supplier. For comparative purposes, $1,765 of transaction processing fee revenue was included in total revenues for the year ended December 31, 2003 compared to $423 in the year ended December 31, 2004. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

Despite the exclusion of transaction processing fee income since February 2004, revenues have continued to grow due to increases in total wagering volume experienced by licensees. For the twelve months ended December 31, 2004, gross wagering volumes increased 63% to $6.2 billion when compared to $3.8 billion in the prior year. Growth in wagering volume from continuing licensees, excluding Sportingbet, was 73%. Management believes that the growth in wagering volume is attributable to a continued expansion of the market for internet gaming. In addition, the growth is partially attributable to increased reliability of the Company's product suite as a result of infrastructure and support services upgrades. Overall net win experienced by licensees exceeded last year. (Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer). Consequently, continuing licensees' revenues representing a total of 10 licensees at December 31, 2004 increased 58% over the prior year.

The gross margin for the year ended December 31, 2004 was 88.5% compared to 87.9% for the same period last year. The increase resulted from a more profitable revenue mix due to the closure of the transaction processing division in February 2004 and the recovery of hosting fees attributable to Sportingbet for continuing to host their data on the Company's servers in Antigua. Effective October 1, 2004 Sportingbet now pays the Company for its usage of the Company's hosting facility. The payment is on a cost plus 10% basis and amounted to revenue of $621 in the year ended December 31, 2004 compared to $nil for the year ended December 31, 2003.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Operating expenses including interest and depreciation decreased 31.2% to $9,234 during the year ended December 31, 2004 compared to $13,421 for the same period last year.

The decrease occurred primarily due to the following:

   o The removal of development costs effective October 1, 2004 as a result of the transaction with Sportingbet. These costs were approximately $1,100 per quarter.

   o Depreciation charges declined $513 or 26.5% when compared to the same period last year;

   o An 18.8% reduction in other corporate overhead or a reduction of $1,914, when compared to the same period last year.

The Company believes it has stabilized its cost base through 2004 while maintaining its commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had $7,944 in cash and cash equivalents up from $2,657 at December 31, 2003. The increase over the year was primarily due to profits and the receipt of $3,000 from Sportingbet. Profits earned in the period were as a result of increased royalty revenues from licensees and maintaining a stabilized cost base with greater scalability. In addition, on October 1, 2004 the Company received $3,000 from Sportingbet representing the first instalment of consideration payable under the terms of the transaction.

Working capital at December 31, 2004 improved to $14,866 from $(126) at December 31, 2003. The primary reason for the increase in working capital relates to consideration received ($3,000) or receivable ($7,000) from Sportingbet as a result of the transaction effective October 1, 2004. In addition the improvement in working capital is due to the decline in current liabilities through the execution and completion by current management of payment plans on significant lease and other obligations and payment of remaining loan balances.

Reserves and deposits held by credit card processors on behalf of our licensees were $2,234 at December 31, 2004, down from $5,948 at December 31, 2003. The decrease in funds held relates to residual funds receivable from processors after the closure of the transaction processing division in February 2004. These reserves are expected to continue to decline until all amounts have either been received or written off. As these funds are held on behalf of licensees, the Company does not release such funds to the licensee until they are collected from the respective processor. It is expected that as funds receivable are deemed uncollectible, such funds will be written-off and offset against corresponding amounts owing to licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Accounts receivable increased by $2,900 from $1,538 at December 31, 2003 to $4,438 at December 31, 2004. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf of licensees during December 2004. The Company collects all funds processed by our licensees in the previous month within 30 days of month-end of the preceding month. The Company then collects its royalty from these funds before distributing to respective licensees. December represents a busy month on the US winter sports season calendar and, therefore deposit volumes increase, reflecting a higher balance receivable at December 30, 2004. Royalties due from operating licensees who do not utilise the Company's outsourced processing function are usually collected towards the end of the following month. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

Prepaid expenses and deposits decreased by $325 to $269 at December 31, 2004 compared to $594 at December 31, 2003. The decrease is due to lower prepaid software licensing costs at year end due to change in the payment scheduling with Oracle during the year.

Consideration receivable of $7,000 represents cash payments due from Sportingbet in respect of the transaction which took effect October 1, 2004. A further staged payment of $3,000 was received on March 1, 2005 and the balance of $4,000 is receivable no later than November 1, 2005.

Accounts payable and accrued liabilities balances increased by $893 to $7,337 in the year ended December 31, 2004 compared to $6,444 at December 31, 2003. The balance comprises reserves and deposits described above of $2,234 due to our licensees together with amounts receivable in respect of December 2004 processing net of the Company's royalties. These amounts will subsequently be paid to our licensees if and when received. In addition, amounts managed for jackpot balances of $594 at December 31, 2004 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of our licensees for gaming products utilized on their websites.

Net cash used in investing activities for the year ended December 31, 2004 was $1,065 compared to $219 for the same period last year. This amount primarily represents payments under the current Oracle license contract, and those under the upgrade described below, investment in new hardware infrastructure and Denial of Service (DoS) defence equipment. Towards the end of the second quarter of 2004 the Company began investing in a major upgrade to its hosting facilities in Antigua to increase stability of the Company's computer operating systems, as well as scalability. The upgrade involved moving to an Oracle 10g database platform in addition to replacement and expansion of disk storage sub-systems.

Net cash used for financing activities for the year ended December 31, 2004 was $149 compared to $747 for the same period last year. Cash was primarily used for payments on lease settlements negotiated during the second half of 2003, and repayments of amounts due to Sportingbet. In addition, under the terms of the transaction with Sportingbet, $7,000 of cash remained receivable in respect of the transaction at December 31, 2004.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

RECENT DEVELOPMENTS
(Currency in US dollars)

The Company previously disclosed that during the first quarter of 2004, the Company agreed in principle with Sportingbet PLC to a two-year extension of its existing software license agreement. During the year ended December 31, 2003, Sportingbet represented approximately 80% of the Company's royalty revenues and owned a substantial equity interest in the Company. As previously disclosed, Sportingbet had indicated that it wished to explore alternative structures to its existing relationship with the Company.

In August 2004, the Company disclosed full details of the restructured relationship that its Board of Directors had agreed upon with Sportingbet. In September 2004, the Company sent a circular to its Shareholders describing the terms of the transaction, made available relevant contracts and requested that Shareholders vote on the matter at its 2004 Annual General Meeting. At the Company's Annual General Meeting held on October 12, 2004, Shareholders voted in favour of all resolutions in respect of the transaction with Sportingbet. Sportingbet abstained from exercising any of its voting rights.

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The transaction will materially affect the revenues and expenses of the Company. The principle terms of the arrangements are as follows:

   o The ownership of the intellectual property in the Company's Gaming Software including its gaming product suite was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;

   o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million is payable on or before November 1, 2005). In addition, the economic value of Sportingbet's then 29.6% shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

   o Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

   o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

   o The Company retains the right to determine 30% of the development time on the Gaming Software through a development plan devised by the Joint Venture Board consisting of two members of the Company and two members from Sportingbet;

   o The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5% royalty only on those revenues to Sportingbet;

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

   o Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of 5% are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

   o Sportingbet pays its proportion of the hosting costs on the Company's systems and IT services at cost plus 10%;

   o The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

   o On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The extraordinary gain arising from the transaction has been calculated after charging associated costs as follows:

                  Consideration ..................   $ 13,300
                  Legal and professional costs ...     (1,043)
                  Loss on disposal fixed assets ..        (70)
                                                     --------
                                                       12,187
                                                     ========

The additional $3 million payable to the Company upon termination of the Agreements by Sportingbet has not been included in these financial statements.

REGULATORY DEVELOPMENTS

The licensees of the Company's software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results, and financial condition. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against the Company's licensees, or, less likely, even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the licensee or the Company. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact the Company's financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have been introduced in the current session of Congress, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's licensees and ultimately the Company. If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the Company's continued operations.

In March 2004, the World Trade Organization held in favour of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. In April 2005 the US appeal to this ruling was heard, but it is too early to determine what, if any, influence this may have on United States led legislation.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS

                                                      December 31,  December 31,
                                                          2004         2003
                                                      ------------  ------------
                                                      (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents ........................    $  7,944     $  2,657
  Reserves and deposits with credit card processors        2,234        5,948
  Accounts receivable, net .........................         587          242
  Accounts receivable from related party ...........       3,851        1,296
  Consideration receivable .........................       7,000            -
  Prepaid expenses .................................         344          594
                                                        --------     --------

    Total Current Assets ...........................      21,960       10,737

  Capital Assets, net ..............................       1,419        1,854
                                                        --------     --------
    TOTAL ASSETS ...................................    $ 23,379     $ 12,591
                                                        ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                      December 31,  December 31,
                                                          2004         2003
                                                      ------------  ------------
                                                      (Unaudited)
CURRENT LIABILITIES

  Accounts payable and accrued liabilities .........    $  7,080     $  6,444
  Accrual for legal claims .........................           -          215
  Funds held on deposit ............................           -        2,160
  Current portion of loans payable to related party            -          803
  Current portion of loans payable .................           -          645
  Current portion of capital lease obligation ......          14          596
                                                        --------     --------

    Total Current Liabilities ......................       7,094       10,863

LONG - TERM LIABILITIES

  Deferred bonus provision .........................         257            -
  Convertible Note payable to related party ........           -          900
                                                        --------     --------

TOTAL LIABILITIES ..................................       7,351       11,763
                                                        --------     --------

STOCKHOLDERS' EQUITY

  Capital stock ....................................      23,654       25,992
  Accumulated deficit ..............................      (6,354)     (23,723)
  Accumulated other comprehensive loss .............      (1,272)      (1,441)
                                                        --------     --------

    Total Stockholders' Equity .....................      16,028          828
                                                        --------     --------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....    $ 23,379     $ 12,591
                                                        ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
   Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
              (In Thousands of U.S. Dollars, except share amounts)
                                   (Unaudited)

                                                      For the 12 Months Ended
                                                            December 31,
                                                    ---------------------------
                                                        2004           2003
                                                    -----------     -----------
REVENUE
   Royalties and fees ..........................    $    16,288     $    17,621
   Other .......................................              -              77
                                                    -----------     -----------

     Total Revenue .............................         16,288          17,698

   Cost of sales ...............................          1,871           2,150
                                                    -----------     -----------

     Gross Profit ..............................         14,417          15,548
                                                    -----------     -----------

OPERATING EXPENSES
   Development, selling, general,
   and administrative ..........................          7,143          10,157
   Provision for bad debts .....................            203             344
   Legal .......................................            406             784
   Depreciation and amortization ...............          1,420           1,933
   Interest and bank charges ...................             62             203
                                                    -----------     -----------

     Total Operating Expenses ..................          9,234          13,421
                                                    -----------     -----------

Net Income From Operations .....................          5,183           2,127
                                                    -----------     -----------

Conversion feature of convertible debt .........              -            (150)
                                                    -----------     -----------

OTHER INCOME
     Other income ..............................              -             981
     Extraordinary gain on disposal of assets ..         12,187               -
                                                    -----------     -----------
     Total Other Income ........................         12,187             981

NET INCOME/(LOSS) ..............................         17,370           2,958
                                                    -----------     -----------
OTHER COMPREHENSIVE INCOME
     Foreign currency translation ..............            168            (385)
                                                    -----------     -----------
     Total other comprehensive income ..........            168            (385)
                                                    -----------     -----------

Net Comprehensive Income .......................    $    17,538     $     2,573
                                                    ===========     ===========

LOSS PER SHARE - Basic .........................    $      0.38     $      0.07
                                                    ===========     ===========
               - Excluding non-voting ..........    $      0.53     $      0.07
                                                    ===========     ===========
               - Fully Diluted .................    $      0.34     $      0.05
                                                    ===========     ===========
               - Excluding non-voting ..........    $      0.46     $      0.05
                                                    ===========     ===========

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING - Basic .........................     45,981,407      42,932,416
                                                    ===========     ===========
               - Excluding non-voting ..........     32,475,203      42,932,416
                                                    ===========     ===========
               - Fully Diluted .................     50,890,157      56,402,085
                                                    ===========     ===========
               - Excluding non-voting ..........     37,373,953      56,402,085
                                                    ===========     ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                              For the 12 Months
                                                              Ended December 31,
                                                             -------------------
                                                               2004       2003
                                                             -------    -------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net Income .............................................   $ 5,183    $ 2,958
  Adjustment to reconcile net loss to net
   cash provided by operating activities:
    Depreciation and amortization ........................     1,420      1,933
    Loss on disposal of fixed assets .....................       206          -
  Changes in operating assets and liabilities:
    (Increase) decrease in reserves with credit card
     processors ..........................................     3,714     (3,897)
    (Increase) decrease in accounts receivable ...........    (2,975)     1,272
    (Increase) decrease in prepaid expenses and deposits .       325       (364)
    Increase (decrease) in accounts payable and accrued
     liabilities .........................................    (1,739)     1,246
    Increase (decrease) in accrual for legal claims ......         -         65
    Increase (decrease) in deferred revenue ..............         -       (127)
    Increase (decrease) in provisions ....................       257          -
    Exchange movements ...................................        86          -
                                                             -------    -------

      Net Cash (Used for) Provided by Operating Activities     6,477      3,086
                                                             -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of property and equipment .....................    (1,065)      (219)
                                                             -------    -------

      Net Cash (Used For) Investing Activities ...........    (1,065)      (219)
                                                             -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ................................        62        600
New loan receipts ........................................         -      1,002
Repayment of loans payable ...............................    (1,596)    (1,346)
Oracle note, net .........................................         -        595
Sportingbet transaction, net .............................     2,032          -
Principal payments on capital lease obligations ..........      (647)    (1,598)
                                                             -------    -------

      Net Cash (Used for) Provided by Financing Activities      (149)      (747)
                                                             -------    -------

      Effects of exchange rate on cash ...................   $    24    $  (385)
                                                             -------    -------

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                              For the 12 Months
                                                              Ended December 31,
                                                             -------------------
                                                               2004       2003
                                                             -------    -------

INCREASE/(DECREASE) IN CASH ..............................   $ 5,287    $ 1,735
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .........     2,657        922
                                                             -------    -------

CASH AND CASH EQUIVALENTS END OF PERIOD ..................   $ 7,944    $ 2,657
                                                             =======    =======


                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

Interest and Bank charges ................................   $  (103)   $    55



Other non-cash transactions:

Issue of shares in part settlement of class action suit ..   $     -    $ 1,050
Capital assets acquired under financing plan .............   $     -    $ 1,002
Settlement of capital lease obligation ...................   $     -    $   751
Convertible loan note forgiven ...........................   $   900    $     -


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at December 31, 2004 are unaudited for the purposes of this 6-K filing, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.

     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the year ended December 31, 2004 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2003. The Company expects to file the audited annual report on Form 20-F for the fiscal year ended December 31, 2004 prior to May 31, 2005.

     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.

     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a Stock Option Plan ("the Plan"), which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

     NOTE 4 - STOCK OPTIONS (continued)

     On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     All subsequent option issues have been issued in accordance with the Stock Option Plan at the discretion of the Stock Option Committee, provided that:
     1.) the aggregate option grants shall not exceed the maximum allowable under the Plan, 2.) the exercise price is not less than the market value of the Company's trading shares on the date of the grant, and 3.) the option period does not exceed expiry of the Plan date. Options for continuing directors, employees and consultants expire the sooner of ten years after the date granted or the expiry date of the Plan.

     A summary of the Company's stock option activity and related information follows:

                                      Year ended                Year ended
                                  December 31, 2004         December 31, 2003
                                ---------------------     ---------------------
Beginning of period .........    10,818,724    $ 0.78      6,942,219    $  1.49
Granted .....................     2,550,000      0.37      5,475,000       0.15
Exercised ...................      (300,000)    (0.20)             -          -
Forfeited and adjusted ......    (2,133,836)    (1.12)    (1,598,495)     (1.65)
                                -----------    ------     ----------    -------

End of period ...............    10,934,888    $ 0.63     10,818,724    $  0.78
                                -----------    ------     ----------    -------

In March 2005, a former director of the Company relinquished all rights to purchase 2,200,000 ordinary shares in the Company that had fully vested.

At December 31, 2004 options outstanding were as follows:

                          Options Outstanding                       Options Exercisable
                  ------------------------------------      -----------------------------------
                                 Weighted                                 Weighted
                                 Average      Weighted                    Average      Weighted
                                Remaining     Average                     Remaining     Average
   Range of        Number of    Contractual   Exercise      Number of   Contractual    Exercise
Exercise Prices     Options    Life (Years)    Price         Options    Life (Years)     Price
---------------   ----------   ------------   --------      ---------   ------------   --------
 $0.01 - $0.50     8,545,000        5.3        $ 0.24       6,340,000       4.9         $ 0.25
 $0.51 - $1.00       611,667        3.3        $ 0.74         456,667       2.2         $ 0.77
 $1.01 - $3.00     1,169,054        3.0        $ 1.86       1,169,054       3.0         $ 1.86
 $3.01 - $8.50       609,167        3.8        $ 3.60         609,167       3.8         $ 3.60
---------------   ----------   ------------   --------      ---------   ------------   -------

 $0.01 - $8.50    10,934,888        4.8        $ 0.63       8,574,888       4.1         $ 0.74
---------------   ----------   ------------   --------      ---------   ------------   -------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At December 31, 2004, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                           Potential Bonus
     Name and                   Term of          Base       (as a percentage
     Principal Position       the Contract      Salary      of Base Salary)
     -------------------     --------------     -------     ----------------
     A. Daniel Moran,           ongoing         GBP 132        Up to 50%
     Director & CEO

     David Naismith,            ongoing         GBP 108        Up to 50%
     Director & CFO

     Mark Thompson,            terminated        $130          Up to 30%
     Operations Director     March 31, 2005

     James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is GBP 55, plus up to US $2 per month for certain additional legal services.

     On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of GBP 132, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of GBP 108, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $130 with an annual housing allowance of $30 and certain other additional benefits. Mark Thompson's employment with the Company was terminated by resignation effective March 31, 2005.